(d)(5)(ii)

August 1, 2022

Todd Modic

Senior Vice President

Voya Investments, LLC

7337 E. Doubletree Ranch Road

Suite 100

Scottsdale, AZ 85258-2034

Re: Class P and Class SMA Sub-Advisory Fee Waiver

Dear Mr. Modic:

Voya Investments, LLC ("Voya Investments") and Voya Investment Management Co. LLC ("Voya IM") are parties to a Sub-Advisory Agreement, dated November 18, 2014 (the "Agreement"), and pursuant to the Agreement, Voya Investments has agreed to pay Voya IM an annual sub-advisory fee of 0.18% of average daily net assets of Voya Investment Grade Credit Fund (the "Fund"). By this letter dated August 1, 2022, Voya IM voluntarily waives the annual sub-advisory fee that it is entitled to receive with respect to the Class P shares and Class SMA shares of the Fund as follows:

Voya IM will waive the sub-advisory fee payable by Voya Investments for a period from August 1, 2022 through August 1, 2023 with respect to the Class P shares and Class SMA shares of the Fund, such that the new sub-advisory fee rate is 0.00% for the Class P shares and

Class SMA shares of the Fund.

Notwithstanding the foregoing, termination or modification of this letter requires approval by the Board of Trustees of Voya Separate Portfolios Trust.

REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK

August 1, 2022

Please acknowledge your acceptance of this fee waiver for the aforementioned Fund by signing below where indicated.

Very sincerely,

By: /s/ Christopher Kurtz

Name: Christopher Kurtz

Title: Vice President, Finance

Voya Investment Management Co. LLC

ACCEPTED AND AGREED TO:

Voya Investments, LLC

By: /s/ Todd Modic

Name: Todd Modic

Title: Senior Vice President, Duly Authorized